Exhibit 99.6

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total sells E&P assets to National Gas Company of Trinidad &Tobago

Paris, September 30, 2013 - Total announces the transfer to The National Gas Company of Trinidad &Tobago of all of its E&P assets in Trinidad through the sale of Total E&P Trinidad B.V and Elf Exploration Trinidad B.V.

These wholly owned subsidiaries hold a 30% working interest in Block 2(c) (which includes the producing Angostura field) and 8.5% in Block 3(a). Total’s share of production is around 15,000 barrels of oil equivalent per day (boe/d). The transaction is valued at 473 MUS$, effective as of 1/1/2012.

This transaction has already been approved by the relevant authorities and was closed on September 30, 2013.

“The sale of these assets is in line with the Group’s active portfolio management strategy. Our desire is to simplify the portfolio by divesting non strategic assets in countries where the production outlook is marginal to the Group” said Olivier de Langavant, Senior Vice President Strategy Business Development R&D at Total’s Exploration and Production.

Following Cameroon, France and Columbia, Trinidad & Tobago is the fourth country in which Total has divested its Upstream producing assets to focus on other areas where the Group sees higher growth potential.

Total in Trinidad & Tobago

Total has been present in Exploration and Production activities since 1996 in Trinidad & Tobago.

The Group’s production was 12 000 boe/d in 2011, compared to 3 000 boe/d in 2010 and 5 000 boe/din 2009.

Total is still present in Trinidad & Tobago in the distribution of oil products through its subsidiary Total R&M Trinidad & Tobago Ltd.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com